Form 51-102F4
Business Acquisition Report

Item 1	Identity of Company

1.1	Name and Address of Company

Invictus MD Strategies Corp. (the “Company”)
Suite 3123, 595 Burrard Street
Vancouver, B.C.
V7X 1J1

1.2	Executive Officer

Dan Kriznic
Executive Chairman
Telephone: (604) 609 6138

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

Acreage Pharms Ltd. (“Acreage”) is a licensed producer of medical cannabis under the Access to Cannabis for Medical Purposes Regulations in the province of Alberta. Acreage is working with Health Canada to amend its cultivation license to enable it to sell Cannabis for medical consumption.

2.2	Acquisition Date

On April 25, 2017, the Company acquired 100% of the issued and outstanding shares of Acreage (the “Acquisition”) by exercising its share purchase option previously announced on February 7, 2017.

2.3	Consideration

The aggregate consideration paid by Invictus to the two former Acreage shareholders was comprised of: (i) 20,000,000 common shares of Invictus; (ii) $6,000,000 in cash; (iii) and 3,000,000 warrants with an exercise price of $1.50, one-third of such warrants expiring every six months after the Acquisition’s closing date of April 25, 2017.

2.4	Effect on Financial Position

In connection with the closing of the Acquisition, Trevor Dixon was appointed Chief Executive Officer and a Director and Brenda Dixon was appointed Chief Science Office of Invictus.

Acreage became a wholly-owned subsidiary of the Company. Other than the pursuit of a license to sell Cannabis for medical consumption, the Company has no current plans for material changes in the business affairs of the acquired business that may have a significant effect on the results of the operations or financial position of the acquired business.

2.5	Prior Valuations

No valuation opinion was required by Canadian securities legislation or a Canadian stock exchange or market to support the consideration paid by Invictus in connection with the acquisition of Acreage.

2.6	Parties to Transaction

The Arrangement was not with an informed person, associate or affiliate of Invictus as those terms are defined under applicable securities legislation.

2.7	Date of Report

July 10, 2017.

Item 3	Financial Statements and Other Information

The financial statements included in this Business Acquisition Report are the audited financial statements of Acreage for the years ended December 31, 2015 and December 31, 2016, and the condensed interim financial statements for the three months ended March 31, 2016 and March 31, 2017 together with the notes thereto and the auditors’ reports thereon (please see Schedule "A").

Schedule "A"

Financial Statements of Acreage Pharms Ltd.

(Please see attached.)

ACREAGE PHARMS LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

(Expressed in Canadian Dollars)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Acreage Pharms Ltd.

We have audited the accompanying financial statements of Acreage Pharms Ltd. which comprise the statement of financial position as at December 31, 2016, the statements of comprehensive loss, changes in shareholders’ deficiency and cash flows for the year then ended, and the related notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements present fairly, in all material respects, the financial position of Acreage Pharms Ltd. as at December 31, 2016, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter
Without qualifying our opinion, we draw attention to Note 1 in the financial statements which indicates the existence of a material uncertainty that may cast significant doubt on the ability of Acreage Pharms Ltd. to continue as a going concern.

Other Matter
The financial statements of Acreage Pharms Ltd. for the year ended December 31, 2016 are unaudited.

CHARTERED PROFESSIONAL ACCOUNTANTS
Vancouver, British Columbia
July 7, 2017

ACREAGE PHARMS LTD.

STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31, 2016 AND 2015

(Expressed in Canadian Dollars)

	2016	2015
		(unaudited)
	$	$
ASSETS
Current
Amounts receivable	60,432	6,494
Prepaid expenses	1,250	-
	61,682	6,494
Property and equipment (Note 5)	1,770,521	308,146
Intangible assets (Note 6)	29,615	22,767
	1,861,818	337,407

LIABILITIES
Current
Accounts payable	13,252	-
Due to related parties (Note 7)	2,028,341	339,118
	2,041,593	339,118

SHAREHOLDERS’ DEFICIENCY
Share capital (Note 8)	1,000	1,000
Deficit	(180,775)	(2,711)
	(179,775)	(1,711)

	1,861,818	337,407
SUBSEQUENT EVENT (Note12)

Authorized for issuance on behalf of the Board:

/s/ Trevor Dixon	Director

/s/ Brenda Dixon	Director

The accompanying notes are an integral part of these financial statements.

ACREAGE PHARMS LTD.

STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(Expressed in Canadian Dollars)

	2016	2015
		(unaudited)
	$	$
EXPENSES
Equipment rental	6,500	-
Insurance	6,031	1,114
Interest and bank charges	1,731	1,045
Office and miscellaneous	27,861	552
Salaries and wages	59,481	-
Travel and entertainment	6,460	-

Loss before other item	(108,064)	(2,711)

Other item:
Write-off of deposit	70,000	-

Net and comprehensive loss for the year	(178,064)	(2,711)

Loss per share (basic and diluted)	(178.06)	(2.71)

Weighted average number of common shares outstanding	1,000	1,000

The accompanying notes are an integral part of these financial statements.

ACREAGE PHARMS LTD.

STATEMENTS OF CHANGES IN DEFICIENCY

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(Expressed in Canadian Dollars)

	Common Shares
	Number	Amount	Deficit	Total
		$	$	$
Balance as at December 31, 2014	1,000	1,000	-	1,000

Comprehensive loss	-	-	(2,711)	(2,711)

Balance as at December 31, 2015 (unaudited)	1,000	1,000	(2,711)	(1,711)

Comprehensive loss	-	-	(178,064)	(178,064)

Balance as at December 31, 2016 (audited)	1,000	1,000	(180,775)	(179,775)

The accompanying notes are an integral part of these financial statements.

ACREAGE PHARMS LTD.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(Expressed in Canadian Dollars)

	2016	2015
		(unaudited)
	$	$
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net loss for the year	(178,064)	(2,771)
Changes in non-cash working capital balances:
Amounts receivable	(53,938)	(5,796)
Prepaid expenses	(1,250)	-
Accounts payable	13,252	-
Cash used in operating activities	(220,000)	(8,507)

INVESTING ACTIVITIES
Property and equipment	(1,462,375)	(300,866)
Intangible assets	(6,848)	(19,354)
Cash used in investing activities	(1,469,223)	(320,220)

FINANCING ACTIVITY
Due to related parties	1,689,223	328,727
Cash from financing activity	1,689,223	328,727
CHANGE IN CASH DURING THE YEAR	-	-
CASH, BEGINNING OF YEAR	-	-
CASH, END OF YEAR	-	-

The accompanying notes are an integral part of these financial statements.

ACREAGE PHARMS LTD.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015

(Expressed in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Acreage Pharms Ltd. (the “Company”) is incorporated provincially under the Business Corporations Act of Alberta. The Company’s principal business activity is the production of medicinal cannabis. Subsequent to December 31, 2016, the Company acquired a license to become a licensed producer of cannabis under the Access to Cannabis for Medicinal Purpose Regulations (“ACMPR”).

The records office and head office are located at 3123-595 Burrard Street, Vancouver, BC, V7X 1J1.

The financial statements have been prepared on a going concern basis, which assumes that the Company will continue its operations for a reasonable period of time. The Company has incurred losses since its inception, has a working capital deficiency $1,979,911 (2015 - $332,624) and had an accumulated deficit of $179,755 as at December 31, 2016 (2015 - $2,711) which has been funded primarily by advances from related parties. There is a material uncertainty related to these conditions that casts significant doubt about the Company’s ability to continue as a going concern and therefore it may be unable to realize its assets and discharge its liabilities in the normal course of business. The Company’s ability to continue as a going concern depends upon its ability to raise adequate financing and to generate profitable operations in the future. The Company has been successful in the past in raising funds for operations by receiving advances from related parties. On March 30, 2017, the Company obtained its license to cultivate cannabis under ACMPR from the government of Canada. As a result of obtaining its license, the Company anticipates that it will generate positive cash flows from operations in the 2017 fiscal year. In addition and as disclosed in Note 12, the Company was purchased by Invictus MD Strategies Corp. (“Invictus”). The Company anticipates that Invictus will also be able to provide future cash flows to assist with the Company’s expansion plans and development of operations. The Company anticipates commencing its expansion plans with the funds on hand in the later part of July 2017.

2.	BASIS OF PREPARATION

a)	Statement of compliance

These financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The financial statements were authorized for issue by the Board of Directors on July 7, 2017.

b)	Basis of measurement

The financial statements have been prepared on a historical cost basis except for certain non-current assets and financial instruments, which are measured at fair value, as explained in the accounting policies set out in Note 3.

The functional and presentation currency of the Company is the Canadian dollar.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

ACREAGE PHARMS LTD.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015

(Expressed in Canadian Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Significant Accounting Estimates and Judgements

The preparation of the financial statement requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The financial statement include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Significant accounting estimates

i.	the measurement of deferred income tax assets and liabilities; and
ii.	the useful life of property, plant and equipment.

Significant accounting judgment

i.	the evaluation of the Company’s ability to continue as a going concern.

b)	Income Taxes

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

ACREAGE PHARMS LTD.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015

(Expressed in Canadian Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Financial instruments

Financial assets and financial liabilities are recognized on the statements of consolidated financial position when the Company becomes a party to the contractual provisions of the financial instrument.

Financial assets

The Company classifies its financial assets into one of the following categories, at initial recognition, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives or financial assets acquired or incurred principally for the purpose of selling or repurchasing in the near term. They are carried in the statements of financial position at fair value with changes in fair value recognized in profit or loss. The company does not have any assets classified as fair value through profit or loss.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortized cost less any provision for impairment. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default. Gains and losses are recognized in profit or loss when the loans and receivables are derecognized or impaired, as well as through the amortization process. The Company does not have any assets classified as as loans and receivables.

Held-to-maturity - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest rate method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss. The Company does not have any assets classified as held-to-maturity.

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized in other comprehensive income. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in profit or loss. The Company does not have any assets held classified as available-for-sale.

Transaction costs associated with fair value through profit or loss financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered, to determine where impairment has arisen.

ACREAGE PHARMS LTD.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015

(Expressed in Canadian Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d)	Financial instruments (continued)

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was incurred. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives or liabilities acquired or incurred principally for the purpose of selling or repurchasing in the near term. They are carried in the consolidated statements of financial position at fair value with changes in fair value recognized in profit or loss. The Company does not have any financial liabilities classified as fair value through profit or loss.

Other financial liabilities - This category includes trade and other payables. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest rate method. The Company classifies its accounts payable and due to related parties as other financial liabilities.

e)	Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and common share warrants are recognized as a deduction from equity. Common shares issued for non-monetary consideration are measured based on their market value at the date the common shares are issued.

The Company has adopted the relative fair value method with respect to the measurement of common shares and warrants issued as equity units. The relative fair value method requires an allocation of the net proceeds received based on the pro rata relative fair value of the components. If and when the warrants are ultimately exercised, the applicable amounts are transferred from reserve for warrants to share capital.

f)	Earnings (loss) per share

The Company presents basic and diluted earnings (loss) per share data for its common shares, calculated by dividing the earnings (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by adjusting the earnings attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive. Basic and diluted loss per share is the same for the periods presented.

ACREAGE PHARMS LTD.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015

(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

g)	Property and equipment

Equipment is measured at cost less accumulated amortization and impairment losses. The  Company’s property and equipment have not been put into use yet and as a result useful lives have not yet been determined and no amortization has been recorded to date.

An asset’s residual value, useful life and amortization method are reviewed at each financial year end and adjusted if appropriate. When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount of the equipment and are recognized in profit or loss.

h)	Impairment of long-lived assets

Long-lived assets, including property and equipment and intangible assets are reviewed for impairment at each statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit, or "CGU"). The recoverable amount of an asset or a CGU is the higher of its fair value, less costs to sell, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss by the amount by which the carrying amount of the asset exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

i)	Intangible assets

Intangible assets consist mainly of costs incurred by the Company to acquire its license to become a producer of medicinal marijuana. Licenses are carried at cost less accumulated amortization and impairment. Intangible assets with indefinite lives are not amortized but are reviewed annually for impairment. Any impairment of intangible assets is recognized in the statement of comprehensive loss but increases in intangible asset values are not recognized.

Estimated useful lives of intangible assets are shorter of the economic life and the period the right is legally enforceable. The assets’ useful lives are reviewed, and adjusted if appropriate, at each financial statement of financial position date.

As at December 31, 2016, the Company had not yet obtained its license to become a producer of medicinal marijuana and as a result, the intangible costs have not been amortized.

ACREAGE PHARMS LTD.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015

(Expressed in Canadian Dollars)

4.	NEW ACCOUNTING STANDARDS

New accounting standards adopted effective January 1, 2016

As of January 1, 2016, the Company adopted the new and amended IFRS pronouncements in accordance with transitional provisions outlined in the respective standards. The Company has adopted the following new standards without any significant effect on its financial statements.

IFRS 11 Accounting for Acquisitions of Interests in Joint Operations
The amendments provide specific guidance on accounting for the acquisition of an interest in a joint operation that is a business.

IAS 27 Equity Method in Separate Financial Statements
The amendment restores the option to use the equity method to account for investments in subsidiaries, joint ventures and associates in an entity's separate financial statements.

IAS 1 Presentation of Financial Statements
The amendments are part of an overall disclosure initiative to improve the effectiveness of disclosure in financial statements.

Accounting standards and amendments issued but not yet effective

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are not mandatory for accounting periods beginning before January 1, 2017. They have not been early adopted in these financial statements, and are expected to affect the Company in the period of initial application. In all cases the Company intends to apply these standards from application date as indicated below.

Effective for annual periods beginning on or after January 1, 2017

IAS 7 Statement of Cash Flows
The amendments to improve information provided to users of financial statements about an entity’s changes in liabilities arising from financing activities.

IAS 12 Income Taxes
The amendments relate to the recognition of deferred tax assets for unrealized losses associated with debt instruments measured at fair value.

Effective for annual periods beginning on January 1, 2018

IFRS 2 Share-based Payment
The amendments clarify the classification and measurement of share-based payment transactions.

IFRS 9 Financial Instruments – Classification and Measurement
IFRS 9 is the first step in the process to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 introduces new requirements for classifying and measuring financial assets and liabilities and carries over from the requirements of IAS 39.

IFRS 15 Revenue from Contracts with Customers
IFRS 15 is a new standards which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition.

ACREAGE PHARMS LTD.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015

(Expressed in Canadian Dollars)

4.	NEW ACCOUNTING STANDARDS (continued)

Accounting standards and amendments issued but not yet effective (continued)

Effective for annual periods beginning on January 1, 2019

New standard IFRS 16 Leases
IFRS 16 is a new standard that sets out the principles for recognition, measurement, presentation, and disclosure of leases including guidance for both parties of a contract, the lessee and the lessor. The new standard eliminates the classification of leases as either operating or finance leases as is required by IAS 17 and instead introduces a single lessee accounting model.

5.	PROPERTY AND EQUIPMENT

	Land			Computer	Computer
	improvement	Buildings	Equipment	equipment	software	Total
	$	$	$	$	$	$
COST
Balance at January 1, 2015	7,280	-	-	-	-	7,280
Additions	6,553	294,313	-	-	-	300,866
Balance at December 31, 2015	13,833	294,313	-	-	-	308,146
Additions	62,157	855,822	245,260	294,140	4,996	1,462,375
Balance at December 31, 2016	75,990	1,150,135	245,260	294,140	4,996	1,770,521

NET BOOK VALUE
At December 31, 2016	75,990	1,150,135	245,260	294,140	4,996	1,770,521
At December 31, 2015	13,833	294,313	-	-	-	308,146

As at December 31, 2016, the assets were not available for use. Accordingly no amortization has been recorded.

6.	INTANGIBLE ASSETS

	Licenses	Other	Total
	$	$	$
Balance, December 31, 2014	399	3,014	3,413
Additions	19,354	-	19,354
Balance, December 31, 2015	19,753	3,014	22,767
Additions	9,862	-	9,862
Disposals	-	(3,014)	(3,014)
Balance, December 31, 2016	29,615	-	29,615

As at December 31, 2016, the licenses were not available for use. Accordingly no amortization has been recorded.

ACREAGE PHARMS LTD.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015

(Expressed in Canadian Dollars)

7.	RELATED PARTY BALANCES AND TRANSACTIONS

As at December 31, 2016, the Company has amounts due to related parties of $2,028,341 (2015 - $339,118). The related parties are the former shareholders of the Company. The amounts are unsecured, non-interest bearing, and have no fixed terms of repayment.

Key management includes directors, and officers of the Corporation. The Company did not incur any fees from any of its key management members or any other related parties.

8.	SHARE CAPITAL

Authorized Share Capital

The Company has an unlimited number of common shares without par value authorized for issuance.

Share Transactions

There were no share transactions during the years ended December 31, 2016 and 2015.

9.	FINANCIAL INSTRUMENTS AND RISKS

Fair values

The Company does not have any assets and liabilities measured at fair value on a recurring basis as at December 31, 2016 and 2015.

The fair values of other financial instruments, which include accounts payable and due to related parties, approximate their carrying values due to the relatively short-term maturity of these instruments. Notes payable approximate its carrying value due to its relatively short period until maturity.

Credit risk

The Company does not have any financial instruments that potentially subject the Company to a concentration of credit risk.

Foreign exchange risk

The Company is exposed to financial risk related to fluctuations in foreign exchange rates.

Interest Rate Risk

Interest rate risk consists of two components:

(i)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

Current financial assets and financial liabilities are generally not exposed to interest rate risk because of their short-term nature and maturity. The Company’s amounts due to related parties are non-interest bearing.

ACREAGE PHARMS LTD.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015

(Expressed in Canadian Dollars)

9.	FINANCIAL INSTRUMENTS AND RISKS (continued)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles its financial obligations out of cash. The ability to do this relies on the Company raising equity financing in a timely manner and by maintaining sufficient cash in excess of anticipated needs.

10.	CAPITAL MANAGEMENT

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of all components of shareholders equity.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2015.

11.	INCOME TAXES

The tax effect (computed by applying the Canadian federal and provincial statutory rate) of the significant temporary differences, which comprise deferred income tax assets and liabilities, are as follows:

	2016	2015
		(Unaudited)
	$	$
Canadian statutory income tax rate	25%	25%
Income tax (recovery) at statutory rate	(45,000)	(1,000)
Tax effect of:
Permanent differences and other	11,000	-
Change in unrecognized deferred income tax assets	34,000	1,000
Deferred income tax recovery	-	-
Current income tax expense	-	-

ACREAGE PHARMS LTD.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015

(Expressed in Canadian Dollars)

11.	INCOME TAXES (continued)

The significant components of deferred income tax assets and liabilities are as follows:

		2016
	2017	(Unaudited)
	$	$
Deferred income tax assets (liabilities)
Non-capital losses carried forward	45,000	1,000
Property and equipment	(3,000)	-
Intangible assets	(7,000)	-
Total gross deferred income tax assets	35,000	1,000
Unrecognized deferred income tax assets	(35,000)	(1,000)
Net deferred income tax asset (liabilities)	-	-

As at December 31, 2016, the Company has non-capital losses carried forward of $181,000, which are available to offset future years’ taxable income. These losses expire as follows:

$
2035	3,000
2036	178,000
181,000

12.	SUBSEQUENT EVENT

On April 25, 2017, Invictus MD Strategies Corp. ("Invictus") acquired 100% of the issued and outstanding common shares of the Company. Inconsideration the shareholders of the Company received the following:

a.	cash payment of $6,000,000 to the shareholders of the Company;

b.	20,000,000 common shares of Invictus issued to the shareholders of the Company; and

c.	3,000,000 share purchase warrants of Invictus with an exercise price of $1.50 per share issued to the shareholders of the Company, of which:

i)	1,000,000 share purchase warrants will expire on October 25, 2017;

ii)	1,000,000 share purchase warrants will expire on April 25, 2018; and

iii)	1,000,000 share purchase warrants will expire on October 25, 2018.

The Company received its license to cultivate under ACMPR on March 30, 2017.

ACREAGE PHARMS LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2017 AND 2016

(Expressed in Canadian Dollars)

(Unaudited)

ACREAGE PHARMS LTD.

CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

	March 31,	December 31,
	2017	2016
	(Unaudited)	(Audited)
	$	$
ASSETS
Current
Amounts receivable	64,793	60,432
Prepaid expenses	-	1,250
	64,793	61,682
Property and equipment (Note 4)	1,886,168	1,770,521
Intangible assets (Note 5)	29,615	29,615
	1,980,576	1,861,818

LIABILITIES
Current
Accounts payable	-	13,252
Due to related parties (Note 6)	2,203,606	2,028,341
	2,203,606	2,041,593

SHAREHOLDERS’ DEFICIENCY
Share capital (Note 7)	1,000	1,000
Deficit	(224,030)	(180,775)
	(223,030)	(179,775)
	1,980,576	1,861,818

SUBSEQUENT EVENT (Note10)

Authorized for issuance on behalf of the Board:

/s/ Trevor Dixon	Director

/s/ Brenda Dixon	Director

The accompanying notes are an integral part of these interim condensed financial statements.

ACREAGE PHARMS LTD.

CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

(Unaudited)

	Three months ended
	March 31,	March 31,
	2017	2016
	$	$
EXPENSES
Interest and bank charges	258	-
Office and miscellaneous	10,829	1,626
Professional fees	2,400	-
Salaries and wages	28,886	-
Travel and entertainment	882	2,818

Loss before other item	(43,255)	(4,444)

Other item:
Write-off of deposit	-	20,000

Net and comprehensive loss for the period	(43,255)	(24,444)

Loss per share (basic and diluted)	(43.26)	(24.44)

Weighted average number of common shares outstanding	1,000	1,000

The accompanying notes are an integral part of these interim condensed financial statements.

ACREAGE PHARMS LTD.

CONDENSED INTERIM STATEMENTS OF CHANGES IN DEFICIENCY

(Expressed in Canadian Dollars)

(Unaudited)

	Common Shares
	Number	Amount	Deficit	Total
		$	$	$
Balance as at December 31, 2015	1,000	1,000	(2,711)	(1,711)
Comprehensive loss	-	-	(24,444)	(24,444)
Balance as at March 31, 2016	1,000	1,000	(27,155)	(26,155)

Balance as at December 31, 2016	1,000	1,000	(180,775)	(179,775)
Comprehensive loss	-	-	(43,255)	(43,255)
Balance as at March 31, 2017	1,000	1,000	(224,030)	(223,030)

The accompanying notes are an integral part of these interim condensed financial statements.

ACREAGE PHARMS LTD.

CONDENSED INTERIM STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

(Unaudited)

	Three months ended
	March 31,	March 31,
	2017	2016
	$	$
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net loss for the period	(43,255)	(24,444)

Changes in non-cash working capital balances:
Amounts receivable	(4,361)	(1,632)
Prepaid expenses	1,250	-
Accounts payable	(13,252)	-

Cash used in operating activities	(59,618)	(26,076)

INVESTING ACTIVITIES
Property and equipment	(115,647)	(20,646)
Intangible assets	-	(5,701)
Cash used in investing activities	(115,647)	(26,347)

FINANCING ACTIVITY
Due to related parties	175,265	52,423
Cash from financing activity	175,265	52,423

CHANGE IN CASH DURING THE PERIOD	-	-
CASH, BEGINNING OF PERIOD	-	-
CASH, END OF PERIOD	-	-

The accompanying notes are an integral part of these interim condensed financial statements.

ACREAGE PHARMS LTD.

NOTES TO THE INTERIM CONDENSED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2017 AND 2016

(Expressed in Canadian Dollars)

(Unaudited)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Acreage Pharms Ltd. (the “company”) is incorporated provincially under the Business Corporations Act of Alberta. The company’s principal business activity is the production of medicinal cannabis. On March 30, 2017, the Company acquired a license to become a licensed producer of cannabis under the Access to Cannabis for Medicinal Purpose Regulations (“ACMPR”).

The records office and head office are located at 3123-595 Burrard Street, Vancouver, BC, V7X 1J1.

The financial statements have been prepared on a going concern basis, which assumes that the Company will continue its operations for a reasonable period of time. The Company has incurred losses since its inception, has a working capital deficiency $2,138,813 (December 31, 2016 - $1,979,911) and had an accumulated deficit of $224,030 as at March 31, 2017 (December 31, 2016 - $179,755) which has been funded primarily by advances from related parties. There is a material uncertainty related to these conditions that casts significant doubt about the Company’s ability to continue as a going concern and therefore it may be unable to realize its assets and discharge its liabilities in the normal course of business. The Company’s ability to continue as a going concern depends upon its ability to raise adequate financing and to generate profitable operations in the future. The Company has been successful in the past in raising funds for operations by receiving advances from related parties. On March 30, 2017, the Company obtained its license to cultivate cannabis under ACMPR from the government of Canada. As a result of obtaining its license, the Company anticipates that it will generate positive cash flows from operations in the 2017 fiscal year. In addition and as disclosed in  Note 10, the Company was purchased by Invictus MD Strategies Corp. (“Invictus”). The Company anticipates that Invictus will also be able to provide future cash flows to assist with the Company’s expansion plans and development of operations. The Company anticipates commencing its expansion plans with the funds on hand in the later part of July 2017.

2.	BASIS OF PREPARATION

a)	Statement of compliance

These unaudited condensed consolidated interim financial statements were prepared using the same accounting policies and methods as those used in the Company's financial statements for the year ended December 31, 2016. These unaudited condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) in compliance with International Accounting Standard (“lAS”) 34 - Interim Financial Reporting. Accordingly, certain disclosures normally included in annual financial statements prepared in accordance with IFRS have been omitted or condensed. These condensed interim financial statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2016.

The condensed interim financial statements were authorized for issue by the Board of Directors on July 7, 2017.

b)	Basis of measurement

The financial statements have been prepared on a historical cost basis except for certain non-current assets and financial instruments, which are measured at fair value, as explained in the accounting policies set out in Note 3.

The functional and presentation currency of the Company is the Canadian dollar.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

ACREAGE PHARMS LTD.

NOTES TO THE INTERIM CONDENSED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2017 AND 2016

(Expressed in Canadian Dollars)

(Unaudited)

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the financial statement requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Significant accounting estimates

i.	the measurement of deferred income tax assets and liabilities; and
ii.	the useful life of property, plant and equipment.

Significant accounting judgment

i.	the evaluation of the Company’s ability to continue as a going concern.

4.	PROPERTY AND EQUIPMENT

	Land			Computer	Computer
	improvement	Buildings	Equipment	equipment	software	Total
	$	$	$	$	$	$
COST
Balance at December 31, 2015	13,833	294,313	-	-	-	308,146
Additions	62,157	855,822	245,260	294,140	4,996	1,462,375
Balance at December 31, 2016	75,990	1,150,135	245,260	294,140	4,996	1,770,521
Additions	-	2,925	90,749	21,973	-	115,647
Balance at March 31, 2016	75,990	1,153,060	336,009	316,113	4,996	1,886,168

NET BOOK VALUE
At March 31, 2017	75,990	1,153,060	336,009	316,113	4,996	1,886,168
At December 31, 2016	75,990	1,150,135	245,260	294,140	4,996	1,770,521

As at March 31, 2017, the assets were not available for use. Accordingly no amortization has been recorded.

ACREAGE PHARMS LTD.

NOTES TO THE INTERIM CONDENSED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2017 AND 2016

(Expressed in Canadian Dollars)

(Unaudited)

5.	INTANGIBLE ASSETS

	Licenses	Other	Total
	$	$	$
Balance, December 31, 2015	19,753	3,014	22,767
Additions	9,862	-	9,862
Disposals	-	(3,014)	(3,014)
Balance, March 31,2017 and December 31, 2016	29,615	-	29,615

The licenses became available for use on March 30, 2017 and as a result the Company did not record any amortization for the 1 day prior to March 31, 2017.

6.	RELATED PARTY BALANCES AND TRANSACTIONS

As at March 31, 2017, the Company has amounts due to related parties of $2,203,605 (December 31, 2016 - $2,028,341). The related parties are the former shareholders of the Company. The amounts are unsecured, non-interest bearing, and have no fixed terms of repayment.

Key management includes directors, and officers of the Corporation. The Company did not incur any fees from any of its key management members or any other related parties.

7.	SHARE CAPITAL

Authorized Share Capital

The Company has an unlimited number of common shares without par value authorized for issuance.

Share Transactions

There were no share transactions during the three months ended March 31, 2017 and 2015.

8.	FINANCIAL INSTRUMENTS AND RISKS

Fair values

The Company does not have any assets and liabilities measured at fair value on a recurring basis as at March 31, 2017 and December 31, 2016.

The fair values of other financial instruments, which include accounts payable and due to related parties, approximate their carrying values due to the relatively short-term maturity of these instruments.

Credit risk

The Company does not have any financial instruments that potentially subject the Company to a concentration of credit risk.

Foreign exchange risk

The Company is exposed to financial risk related to fluctuations in foreign exchange rates.

ACREAGE PHARMS LTD.

NOTES TO THE INTERIM CONDENSED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2017 AND 2016

(Expressed in Canadian Dollars)

(Unaudited)

8.	FINANCIAL INSTRUMENTS AND RISKS (continued)

Interest Rate Risk

Interest rate risk consists of two components:

(i)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

Current financial assets and financial liabilities are generally not exposed to interest rate risk because of their short-term nature and maturity. The Company’s amounts due to related parties are non-interest bearing.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles its financial obligations out of cash. The ability to do this relies on the Company raising equity financing in a timely manner and by maintaining sufficient cash in excess of anticipated needs.

9.	CAPITAL MANAGEMENT

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of all components of shareholders equity.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2016.

ACREAGE PHARMS LTD.

NOTES TO THE INTERIM CONDENSED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2017 AND 2016

(Expressed in Canadian Dollars)

(Unaudited)

10.	SUBSEQUENT EVENT

On April 25, 2017, Invictus MD Strategies Corp. ("Invictus") acquired 100% of the issued and outstanding common shares of the Company. Inconsideration the shareholders of the Company received the following:

a.	cash payment of $6,000,000 to the shareholders of the Company;

b.	20,000,000 common shares of Invictus issued to the shareholders of the Company; and

c.	3,000,000 share purchase warrants of Invictus with an exercise price of $1.50 per share issued to the shareholders of the Company, of which:

i)	1,000,000 share purchase warrants will expire on October 25, 2017;

ii)	1,000,000 share purchase warrants will expire on April 25, 2018; and

iii)	1,000,000 share purchase warrants will expire on October 25, 2018.